UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FTS INTERNATIONAL, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

30283W302

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30283W302	13D

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,750,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 13,749,337 shares of Class A common stock, $0.01 par value per shares (“Class A Common Stock”) of FTS International, Inc. (the “Issuer”) issued and outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2021

CUSIP No. 30283W302	13D

1.	NAMES OF REPORTING PERSONS Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,750,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percent of class based on 13,749,337 shares of Class A Common Stock issued and outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 6, 2021.

CUSIP No. 30283W302	13D

1.	NAMES OF REPORTING PERSONS THRC Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,750,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Percent of class based on 13,749,337 shares of Class A Common Stock issued and outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 6, 2021.

CUSIP No. 30283W302	13D

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,750,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Percent of class based on 13,749,337 shares of Class A Common Stock issued and outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 6, 2021

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2020 (the “Schedule 13D”) by the Reporting Persons relating to the Class A Common Stock par value $0.01 per share (“Class A Common Stock”) of FTS International, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

THRC Holdings, LP (“THRC Holdings”), a Reporting Person under this Amendment, is an affiliate of ProFrac Holdings, LLC, a Texas limited liability company (“Parent”). THRC Holdings currently anticipates that, to the extent Parent requires funds to complete the Merger (as defined below), THRC Holdings will provide such funds out of its working capital pursuant to an equity financing letter, as described below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 21, 2021, Parent entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and ProFrac Acquisitions, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the merger as a wholly-owned subsidiary of Parent on the terms and subject to the conditions set forth therein.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A Common Stock and Class B Common Stock of the Issuer (the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or Merger Sub) will be converted into the right to receive $26.52 per share in cash, without interest.

Consummation of the Merger is subject to the satisfaction of waiver of specified closing conditions, including the approval of the Merger by the affirmative vote of holders of a majority of the outstanding Shares, other than those held by Parent and its affiliates, and other customary closing conditions.

During the period from the date of the Merger Agreement until December 5, 2021 (the “Go-Shop Period End Date”), the Issuer is permitted to (i) solicit, encourage and facilitate the making of an Acquisition Proposal (as defined in the Merger Agreement) and (ii) engage in discussions and negotiations with, and furnish non-public information to, third parties in connection with an Acquisition Proposal.

If the Merger Agreement is terminated by the Issuer in order for the Issuer to enter concurrently into a definitive written agreement with respect to a Superior Proposal (as defined in the Merger Agreement), (i) prior to the Go-Shop Period End Date, the Issuer will be obligated to pay to Parent a termination fee equal to $7,800,000 in cash or (ii) after the Go-Shop Period End Date, the Issuer will be obligated to pay Parent a termination fee equal to $11,700,000 in cash. The Merger Agreement includes customary termination provisions for the Issuer and Parent, and provides that, in connection with the termination of the Merger Agreement under other specified circumstances, the Issuer will pay Parent a termination fee equal to $11,700,000 in cash.

Until the earlier of the closing of the Merger Agreement and the termination of the Merger Agreement in accordance with its terms, Parent has agreed that neither it nor any of its affiliates will directly or indirectly sell, transfer or otherwise dispose of the beneficial or record ownership of any Shares held by Parent or any of its affiliates, other than transfers between Parent and its affiliates or between affiliates of Parent.

In connection with the Merger Agreement, on October 21, 2021, THRC Holdings (i) provided the Issuer an equity financing letter committing to provide the funds necessary for Parent and Merger Sub to complete the Merger; and (ii) entered into a voting and support agreement with the Issuer pursuant to which THRC Holdings agreed, among other things, to vote all of the Shares beneficially owned by it in favor of the transactions contemplated by the Merger Agreement, including the Merger (the “Voting and Support Agreement”).

The foregoing descriptions of the Merger Agreement and the Voting and Support Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting and Support Agreement, which are filed as Exhibit 1 and Exhibit 2, respectively, to this Amendment and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Item 5(a) and 5(b) as follows:

(a)–(b) Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,750,000 shares of Class A Common Stock, representing approximately 20.0% of the 13,749,337 shares of Class A Common Stock issued and outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2021.

Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,750,000 shares of Class A Common Stock, representing approximately 20.0% of the 13,749,337 shares of Class A Common Stock issued and outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
1	Agreement and Plan of Merger, dated as of October 21, 2021, by and among FTS International, Inc., ProFrac Holdings, LLC and ProFrac Acquisitions, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 25, 2021).

2	Voting and Support Agreement, dated as of October 21, 2021, by and between THRC Holdings, LP and FTS International, Inc.

3	Joint Filing Agreement by and among the Reporting Persons, dated as of December 2, 2020 (incorporated by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed with the SEC on December 3, 2020 with respect to the Class A Common Stock of the Issuer).

4	Power of Attorney – Staci Wilks, dated as of October 25, 2020 (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D filed with the SEC on December 3, 2020 with respect to the Class A Common Stock of the Issuer).

5	Power of Attorney – Dan Wilks, dated as of October 25, 2020 (incorporated by reference to Exhibit 99.4 to the Reporting Persons’ Schedule 13D filed with the SEC on December 3, 2020 with respect to the Class A Common Stock of the Issuer).

6	Power of Attorney – THRC Holdings, LP on behalf of itself and its wholly owned subsidiary, THRC Management, LLC, dated as of October 25, 2020 (incorporated by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D filed with the SEC on December 3, 2020 with respect to the Class A Common Stock of the Issuer).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2021

*
Dan Wilks

*
Staci Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact